UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

c/o Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105	13D	Page 2 of 6

1	Names of Reporting Persons BCLS SB Investco, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,989,444 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 1,989,444 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,989,444 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person PN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Solid Biosciences Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 161 First Street, Third Floor, Cambridge, MA 02412.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by BCLS SB Investco, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman exempted limited partnership (“BCLSP”), which is the general partner of the Reporting Person.

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Person is directed by BCLSI, whose managers are Jeffrey Schwartz and Adam Koppel. As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

(b) The principal business address of each of the Reporting Person, BCLSI, BCLSP, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) The Reporting Person, BCLSI and BCLSP are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCLSI.

(d) During the last five years, none of the Reporting Person, BCLSI, BCLSP, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person, BCLSI, BCLSP, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Person, BCLSI and BCLSP is organized under the laws of the State of Delaware. BCLSP is organized under the laws of the Cayman Islands. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 30, 2018, the Reporting Person purchased 300,000 shares of Common Stock from the underwriters in the Issuer’s initial public offering at a price per share of $16.00 for a total purchase price of $4,800,000.

In connection with the Issuer’s initial public offering, immediately prior to the effectiveness of the Issuer’s Registration Statement on Form S-1 relating thereto, the Issuer, which was previously organized as a limited liability company, converted to a corporation (the “Corporate Conversion”). Prior to the Corporate Conversion, the Reporting Person held 1,991,097 limited liability company units of the Issuer. In connection with the Corporate Conversion, all outstanding units of the Issuer were converted into shares of Common Stock on a one-for-0.8485 basis. As a result, following the Corporate Conversion, but before giving effect to purchase of shares of Common Stock in the Issuer’s initial public offering, the Reporting Person held 1,689,444 shares of Common Stock.

The Reporting Person used its own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Board Representation

Dr. Koppel, a Managing Director of BCLSI, is a member of the board of directors of the Issuer (the “Board”).

Registration Rights Agreement

The Reporting Person is party to a registration rights agreement (the “Registration Rights Agreement”), dated March 29, 2017, with the Issuer and certain other stockholders of the Issuer (collectively, the “Investors”).

Demand registration rights

Beginning six months after the date of the prospectus relating to the Issuer’s initial public offering, the Investors are entitled to demand registration rights. Under the terms of the Registration Rights Agreement, the Issuer will be required, upon the written request of Investors holding at least 20% of the securities eligible for registration then outstanding, to file a registration statement and use its best efforts to effect as soon as practicable the registration of such shares. The Issuer is required to effect only two demand registrations pursuant to the Registration Rights Agreement. However, if the Issuer becomes eligible to register the sale of securities on Form S-3 under the Securities Act of 1933, the Investors have the right to demand unlimited registrations under the Registration Rights Agreement (but not to exceed two registrations on Form S-3 in any calendar year) provided that the securities for sale on Form S-3 have an aggregate price to the public of $2.0 million.

Piggyback registration rights

If the Issuer registers any of its equity securities either for its own account or for the account of other security holders, the Investors are entitled to piggyback registration rights and may include their shares in the registration. The underwriters may advise the Issuer to limit the number of shares included in any underwritten offering to the number of shares which the Issuer and the underwriters determine will not jeopardize the success of the offering. If this occurs, the aggregate number of securities held by the Investors that may be included in the underwriting will be allocated among all requesting Investors in proportion to the amount of securities sought to be sold by each Investor.

Fees; Indemnification

Under the Registration Rights Agreement, the Issuer will be responsible, subject to certain exceptions, for the expenses of any registration of securities pursuant to the agreement, other than underwriting discounts and commissions.

The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the Investors in the event of material misstatements or omissions in the registration statement or any violation of the Securities Act of 1933, the Act, state securities law or any rule or regulation promulgated thereunder attributable to us the Issuer and the Investors are obligated to indemnify the Issuer, severally and not jointly, for material misstatements, omissions or any violation of the Securities Act of 1933, the Act, state securities law or any rule or regulation promulgated thereunder attributable to them.

Termination of registration rights

The demand registration rights and the piggyback registration rights granted under the Registration Rights Agreement will terminate, with respect to each Investor, as of the date when all registrable securities held by and issued to such Investor may be sold under Rule 144 under the Securities Act of 1933, provided such Investor owns less than 1% of the outstanding common stock of the Issuer.

Lock-up Agreement

In connection with the Issuer’s initial public offering, the Reporting Person and Dr. Koppel each entered into a lock-up agreement (the “Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, the Reporting Person and Dr. Koppel agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the date of the prospectus relating to the initial public offering without the prior consent of the representatives.

The foregoing summaries of the Registration Rights Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a significant stockholder of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, the Reporting Person holds1,989,444 shares of Common Stock, representing 5.8% of the outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Person is based on 34,151,022 shares of Common Stock outstanding, as reported by the Issuer in the prospectus relating to its initial public offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 on January 29, 2018.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Amended and Restated Registration Rights Agreement dated March 29, 2017 by and among Solid Biosciences, LLC and certain investors (incorporated by reference from Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 (File No. 333-222357))

Exhibit B	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-222357))

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

BCLS SB Investco, LP

By:	Bain Capital Life Sciences Partners, LP, its
general partner

By:	Bain Capital Life Sciences Investors, LLC, its
general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director